82267 PC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06022831

January 19, 2006

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/19/2006

Re: Raytheon Company
Incoming letter dated December 9, 2005

Dear Ms. Freeedman:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to Raytheon by John H. Fullerton. We also have received a letter from the proponent dated December 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 03 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John H. Fullerton
24 Cortland Lane
Lynnfield, MA 01940

Raytheon

RECEIVED

2005 DEC 12 PM 4:19

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By FedEx

December 9, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(7)

Ladies and Gentlemen:

We are filing this letter because Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), received a shareholder proposal (the "Proposal"), which is attached to this letter as Exhibit A, from John H. Fullerton (the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy materials for its 2006 annual meeting of shareholders (the "2006 Proxy Materials").

The Proposal states as follows:

"Resolved: that the Directors vote to require that the annual shareholder meeting of Raytheon Company be held each year within twenty-five miles of Raytheon Company Global Headquarters in Waltham, MA.

Discussion: Holding the annual shareholder annual meeting within twenty-five miles of Headquarters will save the Company the significant travel and living expense of Company executives, staff and directors that is associated with their traveling to a distant location for the meeting as well as saving the loss of time and focus on Company business that is a consequence of modern day travel.

A meeting location at or near Headquarters will be convenient for many shareholders. Personal observation at several Raytheon shareholder annual meetings clearly indicates that attendance by shareholders is very small when the meetings take place far from Global Headquarters."

Raytheon proposes to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(7), since it deals with a matter relating to the conduct of the ordinary business operations of the Company.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter and the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2006 Proxy and we have provided a copy of this submission to the Proponent.

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the location of Raytheon's annual meeting, and is a matter that falls within the scope of Raytheon's ordinary business operations. Whether or not to hold the annual meeting at Raytheon's headquarters is clearly a decision that falls within the scope of the authority held by Raytheon's Board of Directors and management.

On numerous occasions, and on a consistent basis, the Staff has taken the position that the determination of the location of a company's shareholder meeting is a matter relating to the conduct of the company's ordinary business operations, and therefore may be excluded from the company's proxy materials. See *J.P. Morgan Chase & Co.* (February 5, 2003)(requesting that the company's annual shareholder meeting be held at least every second year in New York City); *Verizon Communications Inc.* (January 9, 2003)(requesting that the company's annual shareholder meeting be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation); *Verizon Communications Inc.* (February 25, 2002)(requesting that the board be restricted to holding its annual meeting in the former NYNEX and Bell Atlantic territories); *Edison International Southern California Edison Company* (January 30, 2001)(requesting that all annual meetings of shareholders be held within the Southern California Edison Co. service territory); *PG&E Corporation* (January 12, 2001)(requesting that all annual meetings be held at the company headquarters city of San Francisco in at least 2 out of every 3 years).

It is well-settled under Delaware law that a board of directors may determine the location of a company's annual shareholders meeting. Raytheon's By-Laws provide that the Board may designate the place of the annual meeting. In practice, Raytheon management recommends to the Board of Directors the location of the annual meeting. The Board considers all factors it deems relevant in its determination, including cost and resources, then approves the location, date and other logistical information with respect to the meeting.

The Raytheon Board wishes to maintain the flexibility afforded to it under Delaware law and the By-Laws to determine on a yearly basis the location of its annual shareholders meeting. In past years, the annual meeting has been held at various Raytheon U.S. facilities within and outside of Massachusetts in order to give attendees an opportunity to experience the Company's different locations and operations. When Raytheon's corporate headquarters were located in Lexington, Massachusetts, there were numerous annual meetings held in its on-site employee cafeteria. The Company moved its corporate headquarters to Waltham, Massachusetts in late 2003. Since that time, the annual meeting has been held at a hotel in Washington, D.C. because the corporate headquarters facility does not contain a meeting space adequate to hold all attendees. Raytheon believes that holding the meeting in Washington, D.C. is logical given the large number of customers located there. Given that Raytheon is a global company, it has shareholders located all over the world.

By limiting the location of the annual shareholder meeting to Raytheon's headquarters, as recommended in the Proposal, the Proponent seeks to impose a rigid requirement upon Raytheon in a situation where Raytheon would be better served by a focused analysis by its management team and an ultimate decision by its Board of Directors with regard to where the meeting should be held. Therefore, we believe the Proposal seeks to intrude upon Raytheon's ordinary business operations.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2006 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2006 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3036 or John W. Kapples at 781-522-3038. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 20, 2006, and that it will therefore be sending these materials to a financial printer not later than March 6, 2006.

Very truly yours,

Jane E. Freedman

cc: Jay B. Stephens, Senior Vice President and General Counsel
John W. Kapples, Vice President and Corporate Secretary
John H. Fullerton

Exhibit A

August 29, 2005

John W. Kapples, Secretary
Raytheon Company
Global Headquarters
870 Winter Street
Waltham, MA 02451-1449

RE: Proxy Proposal for 2006 Annual Meeting

This shareholder proposal is submitted by John H. Fullerton, 24 Cortland Lane, Lynnfield, MA 01940, owner of 200* shares of Raytheon Company.

Resolved: that the Directors vote to require that the annual shareholder meeting of Raytheon Company be held each year within twenty-five miles of Raytheon Company Global Headquarters in Waltham, MA.

Discussion: Holding the annual shareholder annual meeting within twenty-five miles of Headquarters will save the company the significant travel and living expense of company executives, staff and directors that is associated with their traveling to a distant location for the meeting as well as saving the loss of time and focus on company business that is a consequence of modern day travel.

A meeting location at or near Headquarters will be convenient for many shareholders. Personal observation at several Raytheon shareholder annual meetings clearly indicates that attendance by shareholders is very small when the meetings take place far from Global Headquarters.

Statement: I intend to continue to own these 200 shares at least until after the next Annual Shareholders Meeting.

John H. Fullerton

*Raytheon shares held in brokerage account.

RECEIVED

2005 DEC 29 PM 5:13

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

24 Cortland Lane
Lynnfield, MA 01940
December 21, 2005

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Subject: Raytheon Company – File No. 1-1369
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(i)(7)

Ladies and Gentlemen:

The Raytheon Company ("Raytheon" or the "Company") has sent you a letter dated December 9, 2005, referencing the above noted subject. In that letter they quote a shareholder proposal (the "Proposal") I have made, and they say they "propose to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(7), since it deals with a matter relating to the conduct of ordinary business operations of the Company." Additionally Raytheon states that they "request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2006 Proxy Materials."

Raytheon asserts that "On numerous occasions, and on a consistent basis, the Staff has taken the position that the determination of the location of a company's shareholder meeting is a matter relating to the conduct of the company's ordinary business operations." If that assertion is true, then in my view, as a shareholder, the Staff should reexamine the matter and change the position it has taken in the past. The determination of the location of the annual shareholder meeting is not "an ordinary business operation." The meeting is a one time, annual event whose location is of vital importance to the shareholders and they should have the right to vote to impose restrictions on the location of the meeting if they so choose.

Raytheon, in its letter to you, recounts some of the recent history regarding the location of the annual stockholder meeting and makes argument in support of their past choices and desire to do as they please in the future. These arguments do not relate to whether or not the stockholders should be allowed to vote on proposals regarding the location of the meeting. Those arguments properly belong in the Proxy Materials where the Company can urge the stockholders to vote against the Proposal.

Raytheon's view that the location relates to "ordinary business operations" and their arguments in support of their recent choices betray Raytheon's misconceptions of the function of the annual stockholder meeting. For example they report in their letter to you that since 2003 "the annual meeting has been held at a hotel in Washington, DC" and that "holding the meeting in Washington, DC, is logical given the number of customers located there." The meeting is not a "trade show" or a promotional event at which the Company's wares are put on display for the benefit of "customers." Rather it is a meeting for the stockholders at which the Company recounts the successes and shortcomings of the past year and presents its fundamental business plans and goals for the coming year. It is also the occasion when the stockholders – read "owners" – vote on the choice of Directors to represent them in the coming year and when they have the opportunity to put question to Company management.

Although the Proposal clearly states that the annual meeting be held "within twenty-five miles of Raytheon Company Global Headquarters", in its letter to you Raytheon misrepresents the Proposal when they say they moved the meeting to a hotel in Washington, DC, "because its corporate headquarters facility does not contain a meeting space adequate to hold all attendees." They further misrepresent the Proposal when they say "By limiting the location of the annual stockholder meeting to Raytheon's headquarters, as recommended by the Proposal." The twenty-five mile radius includes all of Boston and its western suburbs, where there are numerous hotels and meeting centers with more than adequate space and facilities for the annual meeting.

Raytheon says nothing about the inconvenience to the stockholders by holding the meeting in Washington as evidenced by the diminution of the number of stockholders that have appeared at the Washington meetings.

I urge you to view this matter as vital to the personal interests of the stockholders and to take a position that will allow them to express their view on this matter to the Raytheon Board.

If you have any question regarding this matter or require any additional information, please contact the undersigned at the address given above or by email at fullerton9@aol.com, with copy to Raytheon in either case. Raytheon's invitation for a telephone conversation with them alone seems inappropriate as compared with a documented request with copy to me.

Very truly yours,

John H. Fullerton

John H. Fullerton

Cc: Jane E. Freedman
Senior Counsel
Raytheon Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 9, 2005

The proposal relates to the location of Raytheon's annual meetings.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of Raytheon's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel